UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: November 9, 2018

Commission File No. 001-36738

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

FORM 6-K

Page
Operating and Financial Review	3
Financial Statements Index	F-1

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No.  333-208623.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2018 and 2017 of Navios Maritime Midstream Partners L.P. (referred to herein as “we”, “us”, “Navios Midstream” or the “Company”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Midstream’s 2017 Annual Report (the “2017 Annual Report”) filed on Form 20-F with the U.S. Securities and Exchange Commission.

This report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Midstream’s future dividends and Navios Midstream’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further employment contracts. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and employment contracts, and the potential expected merger with Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA). These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Midstream at the time these statements were made. Although Navios Midstream believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Midstream. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the timing and ability to consummate the potential merger with Navios Acquisition, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and drydocking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Midstream operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Midstream’s filings with the U.S. Securities and Exchange Commission including its Form 20-Fs and Form 6-Ks. Navios Midstream expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Midstream’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Midstream makes no prediction or statement about the performance of its common units.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed acquisition of Navios Midstream, on October 30, 2018, Navios Acquisition filed a registration statement on Form F-4 and a related prospectus with the Securities and Exchange Commission pursuant to which shares of common stock and preferred stock of Navios Acquisition to be issued in the proposed acquisition will be registered. Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they contain important information regarding the Navios Acquisition shares and the proposed acquisition. Investors may obtain free copies of the registration statement and the related prospectus, as well as other filings containing information about Navios Acquisition and Navios Midstream, without charge, at the SEC’s Web site (www.sec.gov).

Overview

Navios Midstream was formed on October 13, 2014, as a Marshall Islands limited partnership to own, operate and acquire crude oil tankers, refined petroleum product tankers, chemical tankers, and LPG tankers under long-term employment contracts. Navios Maritime Midstream Partners GP LLC, a wholly-owned subsidiary of Navios Acquisition, was formed on October 13, 2014 to act as our general partner. On November 18, 2014, we completed our initial public offering (“IPO”).

Recent Developments

Merger Agreement Navios Acquisition

On October 8, 2018 Navios Midstream and Navios Acquisition announced that they entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition (the “Transaction”).

Under the terms of the Transaction, public unitholders of Navios Midstream may exchange each Navios Midstream common unit for either:

•	6.292 newly issued shares of Navios Acquisition common stock (or 0.42 shares, after giving effect to the 1:15 reverse stock split); or

•

1.0 share of a newly issued series of convertible participating preferred stock (“Preferred Stock”) of Navios Acquisition. Each share of Preferred Stock will be convertible by its holder into 5.1 shares of Navios Acquisition common stock (or 0.34 shares, after giving effect to the 1:15 reverse stock split) at any time beginning six months after closing of the Transaction.

Navios Midstream publicly held units for which no election is made will be deemed to have elected the form of consideration most elected by holders of publicly held units of Navios Midstream. In addition, if holders representing 80% or more of the publicly held units of Navios Midstream elect (or are deemed to have elected) to receive Navios Acquisition common stock consideration, all publicly held units of Navios Midstream will be exchanged for Navios Acquisition common stock.

The approval and adoption of the merger agreement and the merger requires approval by a majority of the outstanding Navios Midstream common units. Navios Acquisition owns a sufficient number of Navios Midstream common units to approve the merger on behalf of all Navios Midstream unitholders and has agreed to consent to the merger. The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission on October 30, 2018 and the mailing of an information statement to the Navios Midstream unitholders.

The conflicts committee of the board of directors of Navios Midstream (“Conflicts Committee”) negotiated the transaction on behalf of Navios Midstream and its public unitholders. The transaction was unanimously approved by the Conflicts Committee, the board of directors of Navios Midstream and the board of directors of Navios Acquisition.

Equity Transactions

On July 29, 2016, Navios Midstream entered into a Continuous Offering Program Sales Agreement (the “Sales Agreement”) with S. Goldman Capital LLC, as sales agent (the “Agent”), pursuant to which Navios Midstream may issue and sell from time to time through the Agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million.

There were no equity transactions or units sold under this program in the three and the nine month periods ended September 30, 2018.

On June 18, 2018, in accordance with the terms of our partnership agreement all of the issued and outstanding 1,592,920 subordinated Series A units were converted into Navios Midstream’s existing common units on a one-for-one basis. Following the conversion of subordinated Series A units into common units the capital allocated to the holders of subordinated Series A units was reclassified to the capital of the holders of common unit.

As of September 30, 2018, there were outstanding: 20,947,418 common units, no subordinated units, no subordinated Series A units and 427,499 general partnership units.

Our Fleet

Our fleet consists of six very large crude carriers (“VLCC”), which have an average remaining employment term of approximately 2.6 years, including the backstop commitment from Navios Acquisition. They are chartered to three counterparties, Dalian Ocean Shipping Co. Ltd. (“Cosco Dalian”), a Chinese state-owned enterprise, SK Shipping Company Limited (“SK Shipping”) and VL8 Pool Inc. (“VL8”).

The following table provides summary information about our fleet as of November 7, 2018:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)	Profit Share to Owner			Expiration Date(2)
Shinyo Ocean	VLCC	2001	281,395	$38,400		—		January 2019	(3)
Shinyo Saowalak	VLCC	2010	298,000	$48,153	35% above $	54,388	(4)	June 2025
					40% above $	59,388	(4)
					50% above $	69,388	(4)
Shinyo Kieran	VLCC	2011	297,066	$48,153	35% above $	54,388	(4)	June 2026
					40% above $	59,388	(4)
					50% above $	69,388	(4)
C. Dream	VLCC	2000	298,570	$29,625	50% above $	30,000	(6)	March 2019
					40% above $	40,000	(6)
Nave Celeste	VLCC	2003	298,717	$35,000		—		December 2018	(5)
Nave Galactic	VLCC	2009	297,168	$38,025				February 2019	(7)
				$19,500	50% above $	19,500	(8)	October 2019

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)

Includes a backstop period for the Shinyo Ocean. Navios Acquisition has provided a backstop commitment for a two-year period at the net time charter out rate of $38,400 per day. All data in the table is based on a charter length inclusive of both the initial and backstop periods.

(4)

Calculated annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past four quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

(5)

Includes a backstop period for the Nave Celeste. Navios Acquisition has provided a backstop commitment for a two-year period at the net time charter out rate of $35,000 per day. All data in the table is based on a charter length inclusive of both the initial and backstop periods.

(6)	Calculated annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(7)

Includes a backstop period for the Nave Galactic. Navios Acquisition agreed to extend the backstop commitment, originally provided to the Shinyo Kannika prior to its sale, to the Nave Galactic at the net time charter out rate of $38,025 per day. All data in the table is based on a charter length inclusive of both the initial and backstop periods.

(8)	Profit sharing 50% on actual pool earnings at the end of the charter period. Any adjustment by the charterers for the expense/loss will be settled accordingly at the end of the charter period.

Option Vessels

We have options, exercisable through November 18, 2018, to purchase the following three VLCCs from Navios Acquisition at fair market value.

The following table provides summary information about the vessels subject to the options as of November 7, 2018:

Vessels	Purchase Option Expiration Date	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)	Profit Share to Owner	Employment Expiration Date(2)
Nave Buena Suerte	November 2018	VLCC	2011	297,491	$ 19,500	50% above $19,500(3)	August 2019
Nave Neutrino	November 2018	VLCC	2003	298,287	Spot	—	—
Nave Electron	November 2018	VLCC	2002	305,178	Spot	—	—

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Profit sharing 50% on actual pool earnings at the end of the charter period. Any adjustment by the charterers for the expense/loss will be settled accordingly at the end of the charter period.

Our Customers

We provide seaborne shipping services under contracts with customers that we believe are creditworthy.

For the nine month period ended September 30, 2018, customers representing 10% or more of our total revenue were Cosco Dalian, VL8 and SK Shipping that accounted for 42.1%, 14.7% and 13.0%, respectively, of our revenue. For the year ended December 31, 2017, our customers representing 10% or more of our total revenue were Cosco Dalian and VL8 that accounted for 44.7% and 15.1%, respectively, of our revenue.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charters hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2017 Annual Report, filed with SEC on March 9, 2018, for a discussion of certain risks inherent in our business.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of certain charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.

Under some of our charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2017 Annual Report, filed with the U.S. Securities and Exchange Commission on March 9, 2018, for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the nine month periods ended September 30, 2018 and 2017 of Navios Midstream discussed below include the following entities:

Company name	Vessel name	Country of incorporation	2018	2017
Navios Maritime Midstream Operating LLC	N/A	Marshall Islands	1/1-9/30	1/1-9/30
Navios Maritime Midstream Partners L.P.	N/A	Marshall Islands	1/1-9/30	1/1-9/30
Navios Maritime Midstream Partners Finance (US) Inc.	N/A	Delaware	1/1-9/30	1/1-9/30
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong(1)	1/1-3/22	1/1-9/30
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1-9/30	1/1-9/30
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1-9/30	1/1-9/30
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1-9/30	1/1-9/30
Shinyo Dream Limited	C. Dream	Hong Kong	1/1-9/30	1/1-9/30
Sikinos Shipping Corporation	Nave Celeste	Marshall Islands	1/1-9/30	1/1-9/30
Kerkyra Shipping Corporation	Nave Galactic	Marshall Islands(2)	3/29-9/30	—

(1)	The vessel Shinyo Kannika was sold to an unaffiliated third party on March 22, 2018.
(2)	The vessel Nave Galactic was acquired from Navios Acquisition on March 29, 2018.

The accompanying interim condensed consolidated financial statements of Navios Midstream are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, Navios Midstream’s condensed consolidated financial position as of September 30, 2018 and the condensed consolidated results of operations for the three and nine month periods ended September 30, 2018 and 2017. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2017.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2018 and 2017.

	Three Month Period ended September 30, 2018 ($’000) (unaudited)	Three Month Period ended September 30, 2017 ($’000) (unaudited)	Nine Month Period ended September 30, 2018 ($’000) (unaudited)	Nine Month Period ended September 30, 2017 ($’000) (unaudited)
Revenue	$22,603	$20,742	$63,172	$60,352
Time charter and voyage expenses	(1,043)	(224)	(1,582)	(793)
Direct vessel expenses	(1,181)	(999)	(3,426)	(2,774)
Management fees	(5,244)	(5,244)	(15,495)	(15,561)
General and administrative expenses	(1,111)	(753)	(2,718)	(2,107)
Depreciation and amortization	(5,720)	(6,259)	(17,608)	(18,811)
Interest income	43	8	176	19
Interest expenses and finance cost	(3,818)	(3,395)	(11,062)	(9,729)
Loss on sale of asset	—	—	(32,444)	—
Other income/ (expense), net	357	(6)	591	(264)
Net income/ (loss)	$4,886	$3,870	$(20,396)	$10,332
EBITDA(1)	$15,562	$14,515	$11,524	$41,627
Adjusted EBITDA(2)	$15,562	$14,515	$43,968	$41,627
Operating Surplus(1)	$9,559	$9,094	$26,246	$25,604

(1)

EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “—Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, Operating Surplus” for a description of EBITDA and Operating Surplus and a reconciliation of EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

(2)	Adjusted EBITDA for the nine month period ended September 30, 2018 in this document excludes loss on sale of vessel of $32.4 million, incurred in the three month period ended March 31, 2018.

Period over Period Comparisons

For the Three Month Period ended September 30, 2018, compared to the Three Month Period ended September 30, 2017

Revenue: Revenue for the three month period ended September 30, 2018 increased by $1.9 million to $22.6 million, as compared to $20.7 million for the same period in 2017. The increase was mainly attributable to the increase in available days from 522 in the three month period ended September 30, 2017 to 548 days in the three month period ended September 30, 2018, due to certain prior period unscheduled off-hires among which the prolonged drydock of one of our vessels incurred in the three month period ended September 30, 2017. Time Charter Equivalent (“TCE”) was $39,355 for the three month period ended September 30, 2018 and $39,292 for the three month period ended September 30, 2017.

Time charter and voyage expenses: Time charter and voyage expenses were $1.0 million and $0.2 million, for the three month periods ended September 30, 2018 and 2017, respectively. The increase was due to the voyage expenses incurred in relation to certain vessel operating in the spot market.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels in our fleet were $1.2 million for the three month period ended September 30, 2018, as compared to $1.0 million for the three month period ended September 30, 2017.

Management fees: Management fees were $5.2 million for each of the three month periods ended September 30, 2018 and 2017.

General and administrative expenses: Total general and administrative expenses for the three month period ended September 30, 2018 increased by approximately $0.4 million to $1.1 million, as compared to $0.8 million for the three month period ended September 30, 2017, due to an increase in legal and professional fees. The expenses charged by Navios Tankers Management Inc. (“the Manager”), a wholly-owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), for administrative services were $0.4 million for each of the three month periods ended September 30, 2018 and 2017.

Depreciation and amortization: Depreciation and amortization for the three month period ended September 30, 2018 was $5.7 million, as compared to $6.3 million for the three month period ended September 30, 2017. The decrease was due to the sale of the Shinyo Kannika mitigated by the acquisition of the Nave Galactic in the first quarter of 2018. Depreciation of a vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which extend up to 15.0 years at inception.

Interest expense and finance cost: Interest expense and finance cost for the three month period ended September 30, 2018 was $3.8 million, as compared to $3.4 million for the three month period ended September 30, 2017. As of September 30, 2018 and 2017, the outstanding weighted average loan balance was $198.8 million and $200.9 million, respectively, and the weighted average interest rate was 6.83% and 5.79% for each of the three month periods ended September 30, 2018 and 2017, respectively.

Operating surplus: Navios Midstream generated operating surplus for the three month period ended September 30, 2018 of $9.6 million, as compared to $9.1 million for the three month period ended September 30, 2017. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. (See “Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus” contained herein).

For the Nine Month Period ended September 30, 2018 compared to the Nine Month Period ended September 30, 2017

Revenue: Revenue for the nine month period ended September 30, 2018 increased by $2.8 million to $63.2 million, as compared to $60.4 million for the same period in 2017. The increase was mainly attributable to the increase in available days from 1,525 in the nine month period ended September 30, 2017 to 1,587 days in the nine month period ended September 30, 2018, due to certain prior period unscheduled off-hires among which the prolonged drydock of one of our vessels incurred in the three month period ended September 30, 2017. TCE was $38,818 for the nine month period ended September 30, 2018 and $39,043 for the nine month period ended September 30, 2017.

Time charter and voyage expenses: Time charter and voyage expenses for the nine month period ended September 30, 2018 were $1.6 million, as compared to $0.8 million for the nine month period ended September 30, 2017. The increase was due to the voyage expenses incurred in relation to certain vessel operating in the spot market.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels in our fleet were $3.4 million for the nine month period ended September 30, 2018, as compared to $2.8 million for nine month period ended September 30, 2017.

Management fees: Management fees were $15.5 million for the nine month period ended September 30, 2018, as compared to $15.6 million for the nine month period ended September 30, 2017.

General and administrative expenses: Total general and administrative expenses for the nine month period ended September 30, 2018 increased by $0.6 million to $2.7 million, as compared to $2.1 million for the nine month period ended September 30, 2017, due to an increase in legal and professional fees. The expenses charged by the Manager for administrative services were $1.1 million for each of the nine month periods ended September 30, 2018 and September 30, 2017.

Depreciation and amortization: Depreciation and amortization for the nine month period ended September 30, 2018 was $17.6 million, as compared to $18.8 million for the nine month period ended September 30, 2017. The decrease was due to the sale of the Shinyo Kannika mitigated by the acquisition of the Nave Galactic in the first quarter of 2018. Depreciation of vessels is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which extend up to 15 years at inception.

Interest expense and finance cost: Interest expense and finance cost for the nine month period ended September 30, 2018 was $11.1 million, as compared to $9.7 million for the nine month period ended September 30, 2017. For the nine month periods ended September 30, 2018 and 2017, the outstanding weighted average loan balance was $199.3 million and $201.4 million, respectively, and the weighted average interest rate was 6.59% and 5.64%, respectively.

Loss on sale of asset: On March 22, 2018, Navios Midstream sold the Shinyo Kannika to an unaffiliated third party for net cash proceeds of $16.2 million. The loss on sale of the vessel, upon write-off of the unamortized dry-docking, for the nine month periods ended September 30, 2018 was $32.4 million, as compared to $0 for the nine month period ended September 30, 2017.

Other income/ (expense), net: Other income, net for the nine month period ended September 30, 2018 was $0.6 million. Other expense, net for the nine month period ended September 30, 2017 was $0.3 million.

Operating surplus: Navios Midstream generated operating surplus for the nine month period ended September 30, 2018 of $26.2 million, as compared to $25.6 million for the same period ended September 30, 2017. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. (See “Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Liquidity and Capital Resources

Our primary short-term liquidity needs are to fund general working capital requirements, dry docking expenditures and debt repayment, and other obligations from time to time, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from asset sales and bank borrowings, which we believe will be sufficient to meet our existing short-term liquidity needs for the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon cash from operations and upon external financing sources, including bank borrowings, to fund acquisitions, expansion and investment capital expenditures and other commitments we have entered into. We cannot assure you that we will be able to secure adequate financing or obtaining additional funds on favorable terms, to meet our liquidity needs.

On July 29, 2016, Navios Midstream entered into a Sales Agreement with the Agent, pursuant to which Navios Midstream may issue and sell from time to time through the Agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million.

There were no equity transactions or units sold under the Sales Agreement in the three and the nine month periods ended September 30, 2018.

Credit Facilities

Term Loan B: On June 18, 2015, Navios Midstream and Navios Finance, as co-borrowers, completed the issuance of the $205.0 million Term Loan B. The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum, is secured by first priority mortgages covering six vessels owned by subsidiaries of Navios Midstream, in addition to other collateral, and is guaranteed by such subsidiaries.

The Term Loan B requires maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provides for excess cash flow prepayments and customary events of default.

Following the acquisition of the Nave Galactic and the sale of the Shinyo Kannika, the Nave Galactic substituted the Shinyo Kannika under the Term Loan B.

As of September 30, 2018, an amount of $198.3 million was outstanding under this facility, as compared to $200.9 million for the same period in 2017. The weighted average interest rate for the nine month periods ended September 30, 2018 and 2017 was 6.59% and 5.64%, respectively.

As of September 30, 2018, Navios Midstream was in compliance with the covenants set forth in the Term Loan B.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Midstream for the nine month periods ended September 30, 2018 and 2017.

	Nine Month Period Ended September 30, 2018 ($’000) (Unaudited)	Nine Month Period Ended September 30, 2017 ($’000) (Unaudited)
Net cash provided by operating activities	$30,123	$11,768
Net cash used in investing activities	(28,744)	—
Net cash used in financing activities	(15,911)	(24,530)
Net decrease in cash and cash equivalents and restricted cash	$(14,532)	$(12,762)

Cash provided by operating activities for the nine month period ended September 30, 2018, as compared to the nine month period ended September 30, 2017:

Net cash provided by operating activities increased by approximately $18.4 million to $30.1 million for the nine month period ended September 30, 2018, as compared to $11.8 million for the same period in 2017. The $18.4 million increase is analyzed as follows:

The net loss for the nine month period ended September 30, 2018 was $20.4 million compared to $10.3 million net income for the nine month period ended September 30, 2017. In determining net cash provided by operating activities for the nine month period ended September 30, 2018, net loss was adjusted for the effect of loss on sale of asset of $32.4 million, depreciation and amortization of $17.6 million, $3.4 million for the amortization of drydock and special survey costs, and $1.0 million for amortization of deferred financing cost. In determining net cash provided by operating activities for the nine month period ended September 30, 2017, net income was adjusted for the effect of depreciation and amortization of $18.8 million, $1.0 million for amortization of deferred financing cost and $2.8 million for the amortization of drydock and special survey costs.

Amounts due from related parties as of September 30, 2018 and December 31, 2017 was $21.7 million and $22.7 million, respectively, which mainly related to the backstop commitment from Navios Acquisition, as well as, payments of management fees and other expenses including dry docking expenses to the Manager in accordance with our Management Agreement. See “Item 7.—Major Unitholders and Related Party Transactions,” included in the 2017 Annual Report.

Accounts receivable increased by $1.6 million for the nine month period ended September 30, 2018, due to the increase in receivables from charterers.

Prepaid expenses and other current assets increased by $1.6 million. The increase was mainly attributable to inventories and voyage related costs, partially mitigated by working capital repayments upon expiration of certain charter contracts.

Accounts payable increased by $3.4 million for the nine month period ended September 30, 2018. This increase was attributable to the increase in broker’s and supplier’s expenses and other payable.

Cash used in investing activities for the nine month period ended September 30, 2018, as compared to the nine month period ended September 30, 2017:

Net cash used in investing activities was $28.7 million for the nine month period ended September 30, 2018, as compared to no cash used in investing activities for the same period in 2017. Net cash used in investing activities for the nine month period ended September 30, 2018, resulted from $45.0 million paid for the acquisition of the Nave Galactic, partially mitigated by $16.2 million net proceeds from sale of the Shinyo Kannika.

Cash used in financing activities for the nine month period ended September 30, 2018, as compared to the nine month period ended September 30, 2017:

Net cash used in financing activities for the nine month period ended September 30, 2018 was $15.9 million; compared to $24.5 million net cash used in financing activities for the nine month period ended September 30, 2017. Net cash used in financing activities for the nine month period ended September 30, 2018 primarily resulted from: (a) $14.4 million of dividends paid; and (b) $1.5 million of loan repayments. Net cash used in financing activities for the nine month period ended September 30, 2017 primarily resulted from: (a) $27.1 million of dividends paid; and (b) $1.5 million of loan repayments, partially mitigated by: (i) $4.0 million of proceeds from the issuance of common units; and (ii) $0.1 million of proceeds from the issuance of general partner units.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities and Operating Surplus

	Three Month Period ended September 30, 2018 ($ ‘000) (unaudited)	Three Month Period ended September 30, 2017 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2018 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2017 ($ ‘000) (unaudited)
Net cash provided by operating activities	$4,007	$3,796	$30,123	$11,768
Net increase in operating assets	11,589	7,918	7,547	19,939
Net (increase)/ decrease in operating liabilities	(3,462)	(236)	(3,558)	1,250
Net interest cost	3,775	3,387	10,886	9,710
Amortization of deferred finance cost and bond premium	(347)	(350)	(1,030)	(1,040)
Loss on sale of vessel	—	—	(32,444)	—
EBITDA	$15,562	$14,515	$11,524	$41,627
Loss on sale of vessel	—	—	32,444	—
Adjusted EBITDA	$15,562	$14,515	$43,968	$41,627
Cash interest paid	$(3,472)	$(2,968)	$(9,955)	$(8,660)
Cash interest income	$44	$8	$186	$20
Maintenance and replacement capital expenditures	$(2,575)	$(2,461)	$(7,953)	$(7,383)
Operating Surplus	$9,559	$9,094	$26,246	$25,604

	Three Month Period ended September 30, 2018 ($ ‘000) (unaudited)	Three Month Period ended September 30, 2017 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2018 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2017 ($ ‘000) (unaudited)
Net cash provided by operating activities	$4,007	$3,796	$30,123	$11,768
Net cash used in investing activities	$—	$—	$(28,744)	$—
Net cash used in financing activities	$(3,184)	$(9,544)	$(15,911)	$(24,530)

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-U.S. GAAP financial measures and should not be used in isolation or as substitution for Navios Midstream’s results calculated in accordance with U.S. GAAP.

EBITDA represents net (loss)/income before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA in this document represents EBITDA excluding loss on sale of vessel. We use Adjusted EBITDA as liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/ (used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/ (decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance costs and other related expenses; and (v) gain/ loss on sale of assets. Navios Midstream believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Midstream’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Midstream also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Midstream’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Midstream’s performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA increased by approximately $1.0 million to $15.6 million for the three month period ended September 30, 2018, as compared to $14.5 million for the same period in 2017. The increase in EBITDA was mainly due to a: (a) $1.9 million increase in revenue; and (b) $0.4 million increase in other income; partially mitigated by a (i) $0.8 million increase in time charter and voyage expenses; and (ii) $0.4 million increase in general and administrative expenses.

EBITDA for the nine month period ended September 30, 2018, was affected by a $32.4 million book loss on the sale of the Shinyo Kannika. Excluding this item, Adjusted EBITDA for the nine month period ended September 30, 2018, was $44.0 million, compared to $41.6 million for the same period in 2017. The increase in Adjusted EBITDA by $2.3 million was due to a: (a) $2.8 million increase in revenue; and (b) $0.9 million increase in other income, net; partially mitigated by a (i) $0.8 million increase in time charter and voyage expenses; and (ii) $0.6 million increase in general and administrative expenses.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Midstream’s capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by U.S. GAAP and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter, less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Midstream’s business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Midstream’s debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by U.S. GAAP and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity.

Borrowings

Navios Midstream’s long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net of deferred finance costs and discount”. As of September 30, 2018 and December 31, 2017, the loan balance outstanding was $198.3 million and $199.9 million, respectively, under the Term Loan B, discussed above. The current portion of long-term debt was $2.1 million for each of the periods ended September 30, 2018 and December 31, 2017.

Capital Expenditures

Maintenance for our vessels and expenses related to drydocking are paid to the Manager at cost under the Management Agreement.

Maintenance and replacement capital expenditures

Our partnership agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to our existing unitholders. We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

Maintenance Capital Expenditures. Our annual estimated drydocking capital expenditure reserve is expected to be $1.9 million. The estimation was based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, and drydocking and special survey costs based on current industry data.

Replacement Capital Expenditures. Because of the substantial capital expenditures we are required to make to maintain our fleet over time, our initial annual estimated replacement capital expenditures for estimating maintenance and replacement capital expenditures is expected to be $8.6 million per year, for replacing vessels at the end of their useful lives. The future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of September 30, 2018:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1), (2)	$2,050	$196,288	$—	$—	$198,338
Total contractual obligations	$2,050	$196,288	$—	$—	$198,338

(1)

The amount identified does not include interest costs associated with the outstanding Term Loan B, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 4.50% per annum.

(2)	The amount identified excludes the discount associated with the outstanding Term Loan B.

Fleet Employment Profile

Set forth below are selected historical and statistical data of our fleet for each of the three and nine month periods ended September 30, 2018 and September 30, 2017 that we believe may be useful in better understanding our fleet’s financial position and results of operations.

	Three Month Period ended September 30, 2018 (unaudited)	Three Month Period ended September 30, 2017 (unaudited)	Nine Month Period ended September 30, 2018 (unaudited)	Nine Month Period ended September 30, 2017 (unaudited)
FLEET DATA
Available days(1)	548	522	1,587	1,525
Operating days(2)	547	519	1,579	1,504
Fleet utilization(3)	99.9%	99.3%	99.5%	98.6%
Vessels operating at period end	6	6	6	6
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$39,355	$39,292	$38,818	$39,043

(1)

Available days: total calendar days the vessels were in Navios Midstream’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)

Operating days: the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization: the percentage of time that the Navios Midstream’s vessels were available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)

TCE rate: Time charter equivalent rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Cash Distribution Policy

Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. During the subordination period which expired in November 2017, with certain exceptions, our partnership agreement could not have been amended without the approval of non-affiliated common unitholders, however, after the expiration of the subordination period our partnership agreement can be amended with the approval of a majority of the outstanding common units. Currently, Navios Acquisition owns 58.1% of our outstanding common units.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•

Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•

Our distribution policy will be affected by restrictions on distributions under our credit facility. Specifically, our credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in the credit facility or if we are otherwise in default under our credit facility, our ability to make cash distributions to you, notwithstanding our cash distribution policy, would be materially adversely affected.

•

If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

In general, our general partner is entitled to 2.0% of all distributions that we make prior to our liquidation. The general partner’s initial 2.0% interest in these distributions may, however, be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

On January 22, 2018, the Board of Directors authorized a quarterly cash distribution for the three month period ended December 31, 2017 of $0.4225 per unit. The distribution was paid on February 14, 2018 to all holders of record of common, subordinated Series A units and general partner units on February 9, 2018. The aggregate amount of the distribution paid was $9.0 million.

On April 26, 2018, the Board of Directors authorized a quarterly cash distribution for the three month period ended March 31, 2018 of $0.125 per unit. The distribution was paid on May 11, 2018 to all record holders of common units, subordinated Series A units and general partner units on May 9, 2018. The aggregate amount of the distribution paid was $2.7 million.

On July 24, 2018, the Board of Directors authorized a quarterly cash distribution for the three month period ended June 30, 2018 of $0.125 per unit. The distribution was paid on August 14, 2018 to all holders of record holders of common units and general partner units on August 6, 2018. The aggregate amount of the declared distribution paid was $2.7 million.

On October 24, 2018, the Board of Directors authorized a quarterly cash distribution for the three month period ended September 30, 2018 of $0.125 per unit. The distribution is payable on November 14, 2018 to all record holders of common units and general partner units on November 8, 2018. The aggregate amount of the declared distribution is anticipated to be $2.7 million.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Company’s general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

			Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Total Amount		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$	0.4125	98.0%	2.0%	0%
First Target Distribution	up to $	0.4744	98.0%	2.0%	0%
Second Target Distribution	above $	0.4744	85.0%	2.0%	13.0%
	up to $	0.5156
Third Target Distribution	above $	0.5156	75.0%	2.0%	23.0%
	up to $	0.6188
Thereafter	above $	0.6188	50.0%	2.0%	48.0%

On November 16, 2017, the subordination period, as defined in our limited partnership agreement of Navios Midstream expired, resulting in the conversion of the 9,342,692 subordinated units into common units. Any future cash distributions will be made in accordance with the terms in our limited partnership agreement applicable to the periods following the subordination period.

On June 18, 2018, in accordance with the terms of our partnership agreement all of the issued and outstanding 1,592,920 subordinated Series A units converted into Navios Midstream’s existing common units on a one-for-one basis. Following the conversion of subordinated Series A units into common units the capital allocated to the holders of the subordinated Series A units was reclassified to the capital of the holders of the common units.

Related Party Transactions

Management fees: On November 18, 2014, the Company entered into a Management Agreement with the Manager pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9,500 per VLCC tanker vessel that had originally been fixed until November 2016.

In October 2016, Navios Midstream amended its existing Management Agreement with the Manager to extend the fixed fee period for commercial and technical management services of its fleet, until December 31, 2018 at the current rate of $9,500 per day per VLCC. Dry docking expenses are reimbursed at cost for all vessels.

Management fees for the three and nine month periods ended September 30, 2018 were $5.2 million and $15.5 million, respectively. Management fees for the three and nine month periods ended September 30, 2017 were $5.2 million and $15.6 million, respectively.

General and administrative expenses: On November 18, 2014, Navios Midstream entered into an Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses.

Total general and administrative expenses for the three month periods ended September 30, 2018 and 2017 were $1.1 million and $0.8 million, respectively. Total general and administrative expenses for the nine month periods ended September 30, 2018 and 2017 were $2.7 million and $2.1 million, respectively. For each of the three and nine month periods ended September 30, 2018, the expense arising from the administrative services rendered by the Manager, a wholly owned subsidiary of Navios Holdings, to the Company’s vessels were $0.4 million and $1.1 million, respectively. For each of the three and nine month periods ended September 30, 2017, the expense arising from the administrative services rendered by the Manager to the Company’s vessels were $0.4 million and $1.1 million, respectively.

Balances due from related parties: Balance due from related parties as of September 30, 2018 and December 31, 2017, were $21.7 million and $22.7 million, respectively, and included the current and non-current amounts mainly due from Navios Holdings and Navios Acquisition and its subsidiaries. Amounts due from related parties mainly consisted of the backstop commitment from Navios Acquisition (see “Backstop agreements” paragraph below), as well as special survey and dry docking expenses for certain vessels of our fleet, and management fees in accordance with the Management Agreement.

Omnibus agreement: On November 18, 2014, Navios Midstream entered into an omnibus agreement, with Navios Acquisition, Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the omnibus agreement, Navios Midstream and its subsidiaries granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition granted a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Navios Midstream entered into an omnibus agreement with Navios Maritime Containers Inc. (“Navios Containers”), Navios Acquisition, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Backstop agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment at a net rate of $35,000 per day for the Nave Celeste, $38,400 per day for the Shinyo Ocean and $38,025 per day for the Shinyo Kannika. The backstop rates apply for a two-year period as of the redelivery of each of the vessels from its original charterer, if the actual rates achieved are below the agreed backstop rates for each of the vessels. The backstop commitment for the Shinyo Kannika was terminated in relation to the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the acquisition of the latter from Navios Acquisition in March 2018. For the three and nine month periods ended September 30, 2018 backstop revenue was $7.4 million and $17.9 million, respectively, and was included in the balance due from related parties (see “Balances due from related parties” paragraph above). For the three and nine month periods ended September 30, 2017 backstop commitment was $6.0 million and $11.2 million, respectively, and was included in the balance due from related parties (see “Balances due from related parties” paragraph above).

General Partner option agreement: Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. The option expires on November 18, 2024.

Option vessels: Navios Midstream has options expiring on November 18, 2018 to acquire the Nave Buena Suerte, the Nave Neutrino and the Nave Electron from Navios Acquisition.

Merger Agreement Navios Acquisition: On October 8, 2018 Navios Midstream and Navios Acquisition announced that they entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition.

Under the terms of the Transaction, public unitholders of Navios Midstream may exchange each Navios Midstream common unit for either:

•	6.292 newly issued shares of Navios Acquisition common stock (or 0.42 shares, after giving effect to the 1:15 reverse stock split); or

•

1.0 share of a newly issued series of convertible participating preferred stock of Navios Acquisition. Each share of Preferred Stock will be convertible by its holder into 5.1 shares of Navios Acquisition common stock (or 0.34 shares, after giving effect to the 1:15 reverse stock split) at any time beginning six months after closing of the Transaction.

Navios Midstream publicly held units for which no election is made will be deemed to have elected the form of consideration most elected by holders of publicly held units of Navios Midstream. In addition, if holders representing 80% or more of the publicly held units of Navios Midstream elect (or are deemed to have elected) to receive Navios Acquisition common stock consideration, all publicly held units of Navios Midstream will be exchanged for Navios Acquisition common stock.

The approval and adoption of the merger agreement and the merger requires approval by a majority of the outstanding Navios Midstream common units. Navios Acquisition owns a sufficient number of Navios Midstream common units to approve the merger on behalf of all Navios Midstream unitholders and has agreed to consent to the merger. The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission on October 30, 2018 and the mailing of an information statement to the Navios Midstream unitholders.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value.

Interest Rate Risk

Borrowings under our credit facility bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes, which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month period ended September 30, 2018, we paid interest on our outstanding debt at a weighted average interest rate of 6.59%. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2018 by $1.5 million. For the nine month period ended September 30, 2017, we paid interest on our outstanding debt at a weighted average interest rate of 5.64%.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the nine month period ended September 30, 2018, customers representing 10% or more of our total revenue were Cosco Dalian, VL8 and SK Shipping that accounted for 42.1%, 14.7% and 13.0%, respectively, of our revenue.

For the nine month period ended September 30, 2017, customers representing 10% or more of total revenue were Cosco Dalian, VL8 and Shell Trading Singapore (Private) Ltd. (“Shell”) that accounted for 46.7%, 15.5% and 10.3%, respectively, of our revenue.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Critical Accounting Policies

Our interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2018 (UNAUDITED) AND DECEMBER 31, 2017	F-2

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017	F-3

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017	F-4

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017	F-5

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars except unit amounts)

	Notes	September 30, 2018 (unaudited)	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	3	$22,554	$27,086
Restricted cash	3	—	10,000
Accounts receivable, net		3,905	2,357
Prepaid expenses and other current assets	4	5,126	3,022
Due from related parties, current	9	19,143	20,086
Total current assets		50,728	62,551
Vessels, net	5	340,149	356,220
Intangible assets	6	20,210	22,318
Deferred dry dock and special survey costs, net		11,681	12,893
Due from related parties, non-current	9	2,565	2,565
Total non-current assets		374,605	393,996
Total assets		$425,333	$456,547
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$5,748	$1,999
Accrued expenses		918	572
Deferred revenue		1,698	1,731
Current portion of long-term debt, net of deferred finance costs and discount	7	686	675
Total current liabilities		9,050	4,977
Long-term debt, net of deferred finance costs and discount	7	195,321	195,839
Total non-current liabilities		195,321	195,839
Total liabilities		$204,371	$200,816
Commitments and contingencies	10	—	—
Total Partners’ capital
Common Unitholders (20,947,418 units and 19,354,498 units issued and outstanding at September 30, 2018 and December 31, 2017, respectively)		216,660	225,742
Subordinated Series A Unitholders (zero units and 1,592,920 units issued and outstanding at September 30, 2018 and December 31, 2017, respectively)		—	24,992
General Partner (427,499 units issued and outstanding at September 30, 2018 and at December 31, 2017, respectively)		4,302	4,997
Partners’ capital		220,962	255,731
Total liabilities and Partners’ capital		$425,333	$456,547

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except unit and per unit data)

	Notes	Three Month Period ended September 30, 2018 (unaudited)	Three Month Period ended September 30, 2017 (unaudited)	Nine Month Period ended September 30, 2018 (unaudited)	Nine Month Period ended September 30, 2017 (unaudited)
Revenue (includes related party revenue of $7,358 and $17,939 for the three and nine months ended September 30, 2018, respectively, and $6,018 and $11,248 for the three and nine months ended September 30, 2017, respectively)	9	$22,603	$20,742	$63,172	$60,352
Time charter and voyage expenses		(1,043)	(224)	(1,582)	(793)
Direct vessel expenses		(1,181)	(999)	(3,426)	(2,774)
Management fees (entirely through related party transactions)	9	(5,244)	(5,244)	(15,495)	(15,561)
General and administrative expenses	9	(1,111)	(753)	(2,718)	(2,107)
Depreciation and amortization	5, 6	(5,720)	(6,259)	(17,608)	(18,811)
Interest income		43	8	176	19
Interest expenses and finance cost	7	(3,818)	(3,395)	(11,062)	(9,729)
Loss on sale of asset		—	—	(32,444)	—
Other income/ (expense), net		357	(6)	591	(264)
Net income/ (loss)		$4,886	$3,870	$(20,396)	$10,332
Earnings/ (losses) attributable to:
Common unit holders		$4,790	$1,813	$(17,785)	$4,839
Subordinated Series A unit holders		$—	$289	$(2,203)	$771
Subordinated unit holders		$—	$1,692	$—	$4,519
General Partner		$96	$76	$(408)	$203
Earnings/ (losses) per unit (basic and diluted)
Common unitholders		$0.23	$0.18	$(0.89)	$0.48
Subordinated Series A unitholders		$—	$0.18	$(2.25)	$0.49
Subordinated unitholders		$—	$0.18	$—	$0.49
General Partner		$0.23	$0.18	$(0.95)	$0.47

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Nine Month Period ended September 30, 2018 (unaudited)	Nine Month Period ended September 30, 2017 (unaudited)
OPERATING ACTIVITIES
Net (loss)/ income		$(20,396)	$10,332
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation and amortization	5,6	17,608	18,811
Amortization of deferred finance fees		1,030	1,040
Amortization of drydock and special survey costs		3,426	2,774
Loss on sale of asset		32,444	—
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets		(1,633)	(2,178)
Payments for drydocking		(4,069)	(5,725)
(Increase)/ decrease in accounts receivable		(1,632)	893
Increase in due from related parties, current	9	(213)	(10,364)
Increase / (decrease) in accounts payable		3,421	(386)
Increase/ (decrease) in accrued expenses		170	(100)
Increase in due from related parties, non-current	9	—	(2,565)
Decrease in deferred revenue		(33)	(764)
Net cash provided by operating activities		$30,123	$11,768
INVESTING ACTIVITIES
Acquisition of vessels	5	(44,950)	—
Net proceeds from sale of assets	5	16,206	—
Net cash used in investing activities		$(28,744)	$—
FINANCING ACTIVITIES
Loan repayment		(1,538)	(1,538)
Dividend paid		(14,373)	(27,080)
Proceeds from issuance of general partner units		—	84
Proceeds from issuance of common units		—	4,004
Net cash used in financing activities		$(15,911)	$(24,530)
Net decrease in cash, cash equivalents and restricted cash		$(14,532)	$(12,762)
Cash and cash equivalents and restricted cash, beginning of period		$37,086	$52,791
Cash and cash equivalents and restricted cash, end of period		$22,554	$40,029
Supplemental disclosures of cash flow information
Cash interest paid		$9,955	$8,660

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Subordinated Series A Unitholders		Total Partners’ Capital
	Units	$	Units	$	Units	$	Units	$	$
Consolidated Balance December 31, 2016	420,641	5,343	9,675,795	125,635	9,342,692	115,552	1,592,920	26,593	273,123
Net income	—	203	—	4,839	—	4,519	—	771	10,332
Equity offering	6,858	84	336,011	4,004	—	—	—	—	4,088
Cash distribution	—	(539)	—	(12,681)	—	(11,841)	—	(2,019)	(27,080)
Consolidated Balance September 30, 2017	427,499	5,091	10,011,806	121,797	9,342,692	108,230	1,592,920	25,345	260,463
Consolidated Balance December 31, 2017	427,499	4,997	19,354,498	225,742	—	—	1,592,920	24,992	255,731
Net loss	—	(408)	—	(17,785)	—	—	—	(2,203)	(20,396)
Cash distribution	—	(287)	—	(13,214)	—	—	—	(872)	(14,373)
Conversion of subordinated Series A units	—	—	1,592,920	21,917	—	—	(1,592,920)	(21,917)	—
Consolidated Balance September 30, 2018	427,499	4,302	20,947,418	216,660	—	—	—	—	220,962

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Midstream Partners L.P. (“Navios Midstream” or the “Company”) (NYSE: NAP), was formed in The Republic of the Marshall Islands on October 13, 2014. Navios Maritime Midstream Partners GP LLC (the “General Partner”), a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Maritime Acquisition Corporation (“Navios Acquisition”), was also formed on that date to act as the General Partner of Navios Midstream and receive a 2.0% general partner interest.

Navios Midstream’s principal activity is to own, operate and acquire crude oil tankers under long-term employment contracts as well as refined petroleum product tankers, chemical tankers, and LPG tankers under long-term employment contracts. The Company intends to charter the vessels under long-term employment contracts to international oil companies, refiners, and large vessel operators.

On June 18, 2018, in accordance with the terms of our partnership agreement all of the issued and outstanding 1,592,920 subordinated Series A units converted into Navios Midstream’s existing common units on a one-for-one basis. Following the conversion of subordinated Series A units into common units the capital allocated to the holders of the subordinated Series A units was reclassified to the capital of the holders of the common units.

As of September 30, 2018, there were outstanding: 20,947,418 common units, no subordinated units, no subordinated Series A units and 427,499 general partnership units. As of September 30, 2018, Navios Acquisition owned a 59.0% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

As of September 30, 2018, the Company owned six very large crude carriers (“VLCC”) tanker vessels.

As of September 30, 2018, the entities included in these condensed consolidated financial statements were:

Company name	Vessel name	Country of incorporation	2018	2017
Navios Maritime Midstream Operating LLC	N/A	Marshall Islands	1/1-9/30	1/1-9/30
Navios Maritime Midstream Partners L.P.	N/A	Marshall Islands	1/1-9/30	1/1-9/30
Navios Maritime Midstream Partners Finance (US) Inc.	N/A	Delaware	1/1-9/30	1/1-9/30
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong(1)	1/1-3/22	1/1-9/30
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1-9/30	1/1-9/30
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1-9/30	1/1-9/30
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1-9/30	1/1-9/30
Shinyo Dream Limited	C. Dream	Hong Kong	1/1-9/30	1/1-9/30
Sikinos Shipping Corporation	Nave Celeste	Marshall Islands	1/1-9/30	1/1-9/30
Kerkyra Shipping Corporation	Nave Galactic	Marshall Islands(2)	3/29-9/30	—

(1)	The vessel Shinyo Kannika was sold to an unaffiliated third party on March 22, 2018.
(2)	The vessel Nave Galactic was acquired from Navios Acquisition on March 29, 2018.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Midstream’s condensed consolidated financial position, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The year end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“GAAP”). The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under GAAP for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Midstream’s 2017 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(b) Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Midstream, a Marshall Islands corporation, and its subsidiaries that are all 100% owned. All significant intercompany balances and transactions have been eliminated in the condensed consolidated statements.

(c) Restricted Cash: Restricted cash was $0 and $10,000 as of September 30, 2018 and December 31, 2017, respectively, and was held as required by certain provisions of Navios Midstream’s credit facility.

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the condensed consolidated balance sheet:

	September 30, 2018	December 31, 2017
Reconciliation of cash, cash equivalents and restricted cash:
Current assets:
Cash and cash equivalents	$22,554	$27,086
Restricted cash	—	10,000
Total cash, cash equivalents and restricted cash	$22,554	$37,086

(d) Revenue recognition: On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s contract revenues consist of revenues from time chartering and pooling arrangements. Upon adoption of ASC 606, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change significantly from previous practice.

Revenues from time chartering of vessels are accounted for as operating leases and are therefore recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels were $11,703 and $12,201 for the three month periods ended September 30, 2018 and 2017, respectively. Revenues from time chartering of vessels were $34,788 and $39,612 for the nine month periods ended September 30, 2018 and 2017, respectively.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Accordingly, the Company accounts for its agreements with commercial pools as variable rate operating leases. For the pools in which the Company participates, management monitors, among other things, the relative proportion of the Company’s vessels operating in each of the pools to the total number of vessels in each of the respective pools, and assesses whether or not the Company’s participation interest in each of the pools is sufficiently significant so as to determine that the Company has effective control of the pool.

During 2018 period two of the Company’s vessels entered into specific voyage charter contracts. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. For vessels operating under voyage contracts (revenues for the transportation of cargo) and in accordance to the provisions of ASC 606 the Company adopted as a method of recognizing revenue the loading-to-discharge method and therefore the Company will

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

recognize revenue from loading to discharging as well as defer costs that meet the definition of “costs to fulfill a contract or an anticipated contract” and relate directly to the contract. Revenues earned under voyage contracts were $1,142 and $0 for the three month periods ended September 30, 2018 and 2017, respectively. For the nine month periods ended September 30, 2018 and 2017, revenues under voyage contracts were $1,142 and $0, respectively.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly, half-yearly or annually basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for or when such revenue becomes determinable.

Revenue from vessels operating in pooling and profit sharing arrangements amounted $2,400 and $2,523 for the three month periods ended September 30, 2018 and 2017, respectively. Revenue from vessels operating in pooling and profit sharing arrangements amounted $9,303 and $9,492 for the nine month periods ended September 30, 2018 and 2017, respectively.

Revenue from backstop agreements: For more information on revenue from backstop agreements, please refer to Note 9. Revenue from backstop agreements was $7,358 and $6,018 for the three month periods ended September 30, 2018 and 2017, respectively. Revenue from backstop agreements was $17,939 and $11,248 for the nine month periods ended September 30, 2018 and 2017, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

For the nine month period ended September 30, 2018, customers representing 10% or more of the Company’s total revenue were Dalian Ocean Shipping Co. Ltd. (“Cosco Dalian”), a Chinese state-owned enterprise, VL8 Pool Inc. (“VL8”) and SK Shipping Company Limited (“SK Shipping”) that accounted for 42.1%, 14.7% and 13.0%, respectively, of the Company’s revenue. For the year ended December 31, 2017, the Company’s customers representing 10% or more of the Company’s total revenue were Cosco Dalian and VL8 that accounted for 44.7% and 15.1%, respectively, of the Company’s revenue.

Adoption of new accounting standards

On January 1, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method, requiring to recognize the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings and not retrospectively adjusting prior periods.

Under the new guidance, there is a five-step model to apply to revenue recognition. The five-steps consist of: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied.

As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company expects the impact of the adoption of the new standard to be immaterial to its net income on an ongoing basis.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The Company adopted the new guidance on January 1, 2018 and it did not have a material impact on the consolidated results of operations, financial condition, or cash flows.

In January 2017, FASB issued ASU 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. The Company adopted the requirements of ASU 2017-01 effective beginning on January 1, 2018. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements, results of operations and cash flows.

On January 1, 2018 the Company adopted ASU 2016-18, “Restricted Cash” (“ASU 2016-18”), which updated ASC Topic 230, “Statement of Cash Flows.” ASU 2016-18 required companies to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The adoption of this standard resulted in a decrease in net cash used in financing activities of $10,000 for the nine months ended September 30, 2017 (no restricted cash as of September 30, 2018).

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, (a) lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months and (b) previous accounting standards for lessors will be updated to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842 Leases (“ASU 2018-10”). The amendments in ASU 2018-10 affect narrow aspects of the guidance issued in the amendments in ASU 2016-02. The amendments in this Update affect the amendments in Update 2016-02, which are not yet effective, but for which early adoption upon issuance is permitted. For entities that early adopted Topic 842, the amendments are effective upon issuance of this Update, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. In addition, in July 2018, the FASB issued ASU 2018-11, Targeted Improvements to Topic 842 Leases (“ASU 2018-11). The improvements in ASU 2018-11 provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes. The Company intends to apply the alternative transition method, which is consistent, in application, with the approach the Company has elected under the revenue accounting standards update, and intends to elect the practical expedient for lessors with regards to the contracts for its vessels, for presentation purposes. The Company’s adoption, and the ultimate effect on the consolidated financial statements, will be based on an evaluation of the contract-specific facts and circumstances. The Company does not expect any changes to the timing of revenue recognition for the current contracts with customers. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (ASC 820)—Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement that eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. The guidance on fair value disclosures eliminates the following requirements for all entities: (i) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) the entity’s policy for the timing of transfers between levels of the fair value hierarchy; and (iii) the entity’s valuation processes for Level 3 fair value measurements. The following disclosure requirements were added to Topic 820 for public companies: (i) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements of instruments held at the end of the reporting period and (ii) for recurring and nonrecurring Level 3 fair value measurements, the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated, with certain exceptions. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. The guidance makes the following modifications for public entities: (i) entities are required to provide information about the measurement uncertainty of Level 3 fair value measurements as of the reporting date rather than a point in the future (the FASB also deleted the word “sensitivity,” which it said had caused confusion about whether the disclosure is intended to convey changes in unobservable inputs at a point in the future) and (ii) entities that use the practical expedient to measure the fair value of certain investments at their net asset values are required to disclose (1) the timing of liquidation of an investee’s assets and (2) the date when redemption restrictions will lapse, but only if the investee has communicated this information to the entity or announced it publicly. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, although early adoption is permitted.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	September 30, 2018	December 31, 2017
Cash at banks	$19,480	$12,556
Short-term deposits	3,074	14,530
Total cash and cash equivalents	$22,554	$27,086

The bank accounts are legally owned by the entities referenced in Note 1.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash as of September 30, 2018 decreased by $10,000, as compared to December 31, 2017, which was used for the acquisition of the Nave Galactic.

NOTE 4: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	September 30, 2018	December 31, 2017
Inventories	$3,387	$—
Advances for working capital purposes	1,000	3,000
Prepaid voyage and operating costs	739	22
Total prepaid expenses and other current assets	$5,126	$3,022

NOTE 5: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2017	$487,640	$(131,420)	$356,220
Additions	45,526	(15,500)	30,026
Disposals	(76,382)	30,285	(46,097)
Balance at September 30, 2018	$456,784	$(116,635)	$340,149

On March 29, 2018, Navios Midstream acquired from Navios Acquisition the Nave Galactic for a total acquisition cost of $45,526 out of which $44,950 was paid in cash. The working capital acquired was $(576).

The Nave Galactic’s acquisition was effected through the acquisition of all of the capital stock of the vessel-owning company, which held the ownership and other contractual rights and obligations related to the acquired vessel. Management accounted for the transaction as an asset acquisition under ASC 805.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On March 22, 2018, Navios Midstream sold the Shinyo Kannika to an unaffiliated third party for net cash proceeds of $16,206. The loss on sale of the vessel, upon write-off of the unamortized dry-docking, was $32,444 and is separately presented under Loss on sale of asset in the condensed consolidated statements of operations.

NOTE 6: INTANGIBLE ASSETS

Intangible assets as of September 30, 2018 and December 31, 2017 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2017	$41,851	$(19,533)	$22,318
Additions	—	(2,108)	(2,108)
Balance at September 30, 2018	$41,851	$(21,641)	$20,210

Amortization expense of favorable lease terms for the three and nine month periods ended September 30, 2018 and 2017 are presented in the following table:

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Favorable lease terms charter-out	$(703)	$(703)	$(2,108)	$(2,143)
Total	$(703)	$(703)	$(2,108)	$(2,143)

The aggregate amortizations of intangible assets will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(6,155)	$(20,210)
Total	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(6,155)	$(20,210)

Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the contract periods, which extend up to 15.0 years at inception.

NOTE 7: LONG-TERM DEBT

Long-term debt consisted of the following:

	September 30, 2018	December 31, 2017
Term Loan B	198,338	199,875
Less deferred finance costs, net	(1,640)	(2,365)
Total long term debt	196,698	197,510
Less unamortized discount	(691)	(996)
Less current portion, net of deferred finance cost	(686)	(675)
Total Long Term Debt, net of current portion and net of deferred finance costs	$195,321	$195,839

Term Loan B: On June 18, 2015, Navios Midstream and Navios Maritime Midstream Partners Finance (US) Inc., as co-borrowers, completed the issuance of the $205,000 Term Loan B (the “Term Loan B”). The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum.

The Term Loan B requires maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provides for excess cash flow prepayments and customary events of default.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amounts drawn under the Term Loan B are secured by first preferred mortgages on Navios Midstream’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary.

Following the acquisition of the Nave Galactic and the sale of the Shinyo Kannika, the Nave Galactic substituted for the Shinyo Kannika under the Term Loan B.

As of September 30, 2018, Navios Midstream was in compliance with the covenants set forth in the Term Loan B.

As of September 30, 2018, a balance of $198,338 was outstanding under the Term Loan B.

The table below reflects the principal payments of balance outstanding under the Term Loan B as of September 30, 2018 for the next three years based on the repayment schedule of the respective loan facilities (as described above).

September 30, 2018
Long-Term Debt Obligations:
Year
September 30, 2019	$2,050
September 30, 2020	196,288
Total	$198,338

The weighted average interest rate for the nine month period ended September 30, 2018 and 2017 was 6.59% and 5.64%, respectively.

NOTE 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written-off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Due from related parties, current: The carrying amount of due from related parties, current reported in the balance sheet approximates its fair value due to the short-term nature of these receivables.

Due from related parties, non-current: The carrying amount of due from related parties, non-current reported in the balance sheet approximates its fair value.

Term Loan B facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account the creditworthiness of the Company.

The fair value hierarchy is explained as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of September 30, 2018 or December 31, 2017.

	September 30, 2018		December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$22,554	$22,554	$27,086	$27,086
Restricted cash	$—	$—	10,000	$10,000
Accounts receivable	$3,905	$3,905	$2,357	$2,357
Due from related parties, current	$19,143	$19,143	$20,086	$20,086
Due from related parties, non-current	$2,565	$2,565	$2,565	$2,565
Accounts payable	$5,748	$5,748	$1,999	$1,999
Long-term debt	$196,698	$191,396	$197,510	$199,375

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Fair Value Measurements at September 30, 2018 Using

	Total	Level I	Level II	Level III
Cash and cash equivalents	$22,554	$22,554	$—	$—
Long-term debt	$191,396	$—	$191,396	$—
Due from related parties, current	$19,143	$19,143	$—	$—
Due from related parties, non-current	$2,565	$—	$2,565	$—

Fair Value Measurements at December 31, 2017 Using

	Total	Level I	Level II	Level III
Cash and cash equivalents	$27,086	$27,086	$—	$—
Restricted cash	$10,000	$10,000	$—	$—
Long-term debt	$199,375	$—	$199,375	$—
Due from related parties, current	$20,086	$20,086	$—	$—
Due from related parties, non-current	$2,565	$—	$2,565	$—

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

Management fees: On November 18, 2014, the Company entered into a Management Agreement with Navios Tankers Management Inc. (“the Manager”), a wholly-owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9.5 per VLCC tanker vessel that was originally fixed for the first two years.

In October 2016, Navios Midstream amended its existing Management Agreement with the Manager to extend the fixed fee period for commercial and technical management services of its fleet, until December 31, 2018 at the current rate of $9.5 per day per VLCC. Dry docking expenses are reimbursed at cost for all vessels.

Management fees for the three and nine month periods ended September 30, 2018 were $5,244 and $15,495, respectively. Management fees for the three and nine month periods ended September 30, 2017 were $5,244 and $15,561, respectively.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

General and administrative expenses: On November 18, 2014, Navios Midstream entered into the Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses.

Total general and administrative expenses for the three month periods ended September 30, 2018 and 2017 were $1,111 and $753, respectively. Total general and administrative expenses for the nine month periods ended September 30, 2018 and 2017 were $2,718 and $2,107, respectively. For each of the three and nine month periods ended September 30, 2018, the expense arising from the administrative services rendered by the Manager to the Company’s vessels were $375 and $1,119, respectively. For each of the three and nine month periods ended September 30, 2017, the expense arising from the administrative services rendered by the Manager to the Company’s vessels were $375 and $1,125, respectively.

Balances due from related parties: Balance due from related parties as of September 30, 2018 and December 31, 2017, were $21,708 and $22,651, respectively, and included the current and non-current amounts mainly due from Navios Holdings and Navios Acquisition and its subsidiaries. Amounts due from related parties mainly consisted of the backstop commitment from Navios Acquisition (see “Backstop agreements” paragraph below), as well as special survey and dry docking expenses for certain vessels of the fleet, and management fees in accordance with the Management Agreement.

Omnibus agreement: On November 18, 2014, Navios Midstream entered into an omnibus agreement, with Navios Acquisition, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Maritime Partners L.P. (“Navios Partners”) and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the omnibus agreement, Navios Midstream and its subsidiaries granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition granted a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Navios Midstream entered into an omnibus agreement with Navios Maritime Containers Inc. (“Navios Containers”), Navios Acquisition, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Backstop agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment at a net rate of $35.0 per day for the Nave Celeste, $38.4 per day for the Shinyo Ocean and $38.0 per day for the Shinyo Kannika. The backstop rates apply for a two-year period as of the redelivery of each of the vessels from its original charterer, if the actual rates achieved are below the agreed backstop rates for each of the vessels. The backstop commitment for the Shinyo Kannika terminated following the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the acquisition of the latter by Navios Acquisition in March 2018. For the three and nine month periods ended September 30, 2018, backstop revenue was $7,358 and $17,939, respectively, and was included in the balance due from related parties (see “Balances due from related parties” paragraph above). For the three and nine month periods ended September 30, 2017 backstop commitment was $6,018 and $11,248, respectively, and was included in the balance due from related parties (see paragraph above in current section).

General Partner option agreement: Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. The option expires on November 18, 2024.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Option vessels: Navios Midstream has options expiring on November 18, 2018 to acquire the Nave Buena Suerte, the Nave Neutrino and the Nave Electron from Navios Acquisition.

Merger Agreement Navios Acquisition: On October 8, 2018 Navios Midstream and Navios Acquisition announced that they entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition (the “Transaction”).

Under the terms of the Transaction, public unitholders of Navios Midstream may exchange each Navios Midstream common unit for either:

• 6.292 newly issued shares of Navios Acquisition common stock (or 0.42 shares, after giving effect to the 1:15 reverse stock split); or

• 1.0 share of a newly issued series of convertible participating preferred stock (“Preferred Stock”) of Navios Acquisition. Each share of Preferred Stock will be convertible by its holder into 5.1 shares of Navios Acquisition common stock (or 0.34 shares, after giving effect to the 1:15 reverse stock split) at any time beginning six months after closing of the Transaction.

Navios Midstream publicly held units for which no election is made will be deemed to have elected the form of consideration most elected by holders of publicly held units of Navios Midstream. In addition, if holders representing 80% or more of the publicly held units of Navios Midstream elect (or are deemed to have elected) to receive Navios Acquisition common stock consideration, all publicly held units of Navios Midstream will be exchanged for Navios Acquisition common stock.

The approval and adoption of the merger agreement and the merger requires approval by a majority of the outstanding Navios Midstream common units. Navios Acquisition owns a sufficient number of Navios Midstream common units to approve the merger on behalf of all Navios Midstream unitholders and has agreed to consent to the merger. The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission on October 30, 2018 and the mailing of an information statement to the Navios Midstream unitholders.

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions are recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

NOTE 11: SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues. The Company does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

Company monitors operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately. For the three and nine month periods ended September 30, 2018 and 2017, all the revenues were derived from customers located in Asia.

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 12: ISSUANCE OF UNITS

On July 29, 2016, Navios Midstream entered into a Continuous Offering Program Sales Agreement with S. Goldman Capital LLC. as sales agent (the “Agent”), pursuant to which Navios Midstream may issue and sell from time to time through the Agent common units representing limited partner interests having an aggregate offering price of up to $25,000.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

During the nine month period ended September 30, 2017, Navios Midstream issued 336,011 common units and received net proceeds of $4,004. Pursuant to the issuance of the common units, Navios Midstream issued 6,858 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $84.

As of September 30, 2017, there were outstanding: 10,011,806 common units, 9,342,692 subordinated units, 1,592,920 subordinated Series A units and 427,499 general partnership units. As of September 30, 2017, Navios Acquisition owned a 58.97% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

There were no equity transactions or units sold under this program in the three and the nine month periods ended September 30, 2018.

On June 18, 2018, in accordance with the terms of our partnership agreement all of the issued and outstanding 1,592,920 subordinated Series A units converted into Navios Midstream’s existing common units on a one-for-one basis. Following the conversion of subordinated Series A units into common units the capital allocated to the holder of subordinated Series A units was reclassified to the capital of the holders of the common units.

As of September 30, 2018, there were outstanding: 20,947,418 common units, no subordinated units, no subordinated Series A units and 427,499 general partnership units.

NOTE 13: CASH DISTRIBUTIONS AND EARNINGS/ (LOSSES) PER UNIT

Our partnership agreement of Navios Midstream requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The Company’s general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement. Thereafter there are incentive distribution rights held by the General Partner, which are analyzed as follows:

			Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Total Amount		Common and subordinated Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$	0.4125	98.0%	2.0%	0%
First Target Distribution	up to $	0.4744	98.0%	2.0%	0%
Second Target Distribution	above $	0.4744	85.0%	2.0%	13.0%
	up to $	0.5156
Third Target Distribution	above $	0.5156	75.0%	2.0%	23.0%
	up to $	0.6188
Thereafter	above $	0.6188	50.0%	2.0%	48.0%

In November 2017, the then outstanding subordinated units converted into common units in accordance with our limited partnership agreement.

On June 18, 2018, in accordance with the terms of our partnership agreement all of the issued and outstanding 1,592,920 subordinated Series A units converted into Navios Midstream’s existing common units on a one-for-one basis.

On January 22, 2018, the Board of Directors authorized its quarterly cash distribution for the three month period ended December 31, 2017 of $0.4225 per unit. The distribution was paid on February 14, 2018 to all holders of record of common, subordinated Series A units and general partner units on February 9, 2018. The aggregate amount of the distribution paid was $9,031.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On March 26, 2018, the Board of Directors has set the annual distribution policy to $0.50 per unit.

On April 26, 2018, the Board of Directors authorized its quarterly cash distribution for the three month period ended March 31, 2018 of $0.125 per unit. The distribution was paid on May 11, 2018 to all holders of record holders of common units, subordinated Series A units and general partner units on May 9, 2018. The aggregate amount of the distribution paid was $2,671.

On July 24, 2018, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended June 30, 2018 of $0.125 per unit. The distribution was paid on August 14, 2018 to all holders of record of common and general partner units on August 6, 2018. The aggregate amount of the declared distribution was $2,671.

Navios Midstream calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Midstream’s partnership agreement, net of the unallocated earnings. Basic earnings per unit are determined by dividing net income by the weighted average number of units outstanding during the period. Basic and diluted net earnings per unit are the same because the Company does not have any potentially dilutive units outstanding for the period presented.

Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units, subordinated units and general partner units on a 98%-2% basis.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period ended September 30, 2018 (unaudited)	Three Month Period ended September 30, 2017 (unaudited)	Nine Month Period ended September 30, 2018 (unaudited)	Nine Month Period ended September 30, 2017 (unaudited)
Net income/ (loss) attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:	$4,886	$3,870	$(20,396)	$10,332
Earnings/ (Losses) attributable to:
Common unit holders	$4,790	$1,813	$(17,785)	$4,839
Subordinated unit holders Series A	$—	$289	$(2,203)	$771
Subordinated unit holders	$—	$1,692	$—	$4,519
General Partner	$96	$76	$(408)	$203
Weighted average units outstanding (basic and diluted)
Common unit holders	20,947,418	10,011,806	19,967,160	9,960,427
Subordinated unit holders Series A	—	1,592,920	980,258	1,592,920
Subordinated unit holders	—	9,342,692	—	9,342,692
General Partner	$427,499	$427,499	$427,499	$426,052
Earnings/ (Losses) per unit (basic and diluted):
Common unit holders	$0.23	$0.18	$(0.89)	$0.48
Subordinated unit holders Series A	$—	$0.18	$(2.25)	$0.49
Subordinated unit holders	$—	$0.18	$—	$0.49
General Partner	$0.23	$0.18	$(0.95)	$0.47
Earnings per unit - distributed (basic and diluted):
Common unit holders	$0.13	$0.42	$0.38	$1.27
Subordinated unit holders Series A	$—	$0.42	$0.20	$1.27
Subordinated unit holders	$—	$0.42	$—	$1.27
General Partner	$0.13	$0.42	$0.38	$1.26
Earnings/ (Losses) per unit - undistributed (basic and diluted):
Common unit holders	$0.10	$(0.24)	$(1.27)	$(0.79)
Subordinated unit holders Series A	$—	$(0.24)	$(2.45)	$(0.78)
Subordinated unit holders	$—	$(0.24)	$—	$(0.78)
General Partner	$0.10	$(0.24)	$(1.33)	$(0.79)

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 14: INCOME TAXES

Marshall Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, British Virgin Islands, and Hong Kong, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state, which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All of the Company’s vessel- owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Midstream believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Midstream, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s units, but no assurance can be given that this will remain so in the future.

NOTE 15: SUBSEQUENT EVENTS

On October 8, 2018 Navios Midstream and Navios Acquisition announced that they entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition. Please refer to Note 9.

On October 24, 2018, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended September 30, 2018 of $0.125 per unit. The distribution is payable on November 14, 2018 to all holders of record of common and general partner units on November 8, 2018. The aggregate amount of the declared distribution is anticipated to be $2,671.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: November 9, 2018